NEVADA CANYON GOLD CORP.

November 5, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Nevada Canyon Gold Corp.
Registration Statement on Form S-1
Filed October 25, 2024
File No. 333-282833

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Amended Registration Statement on Form S-1 to become effective on Friday, November 8, 2024 at 12:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Nevada Canyon Gold Corp.

/s/ Jeff Cocks
Jeff Cocks
Chief Financial Officer